

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 1, 2020

Joseph Gilliam
Chief Financial Officer
Glaukos Corporation
229 Avenida Fabricante
San Clemente, CA 92672

       Re: Glaukos Corporation
             Form 10-K for the Fiscal Year Ended December 31, 2019
             Filed March 2, 2020
             File No. 001-37463

Dear Mr. Gilliam:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                       Sincerely,

                       Division of Corporation Finance
                       Office of Life Sciences